Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Evotec SE adjusts revenue guidance while confirming profit guidance

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that it has updated its revenue guidance for the fiscal year 2025. Guidance on R&D expenses and adjusted EBITDA remains unchanged.

For the current fiscal year, the Company expects Group revenues in the range of € 760 – 800 m (previously: € 840 – 880 m; 2024: € 797.0 m);

R&D expenditures are expected in a range of € 40 – 50 m (unchanged; 2024: € 50.8 m);

Adjusted EBITDA is expected to reach € 30 – 50 m (unchanged; 2024: € 22.6 m).

The primary reasons for the refined guidance are a change in the revenue mix and significant cost savings in excess of initial targets set during the Priority Reset. Technology licensing – a key pillar of Evotec’s strategic repositioning – is expected to make a stronger contribution. At the same time, the Shared R&D base business is expected to continue to operate in a challenging market environment in the second half of 2025. Group revenues were below expectations in H1 2025, while adjusted EBITDA was broadly in line with expectations. Actions are underway to transform the business towards sustainable profitable growth.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 1940 5058 (m), volker.braun@evotec.com